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Exhibit 99.1

Third Quarter Report
 2014

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2014 THIRD QUARTER RESULTS

November 5, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and nine month periods ended September 30, 2014.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2014 are set out below:

  •
  Revenue from continuing operations for the third quarter was up 8% to $51.3 million compared to the prior year period. The increase was primarily attributable to the acquisitions completed during the latter half of 2013 and the effect of favourable foreign exchange rates relative to last year;

  •
  Despite having sold the Mexican properties at the end of June 2014, comparable FFO per unit(2) was $0.82, up 6% in comparison to the same quarter last year largely driven by foreign exchange gains;

  •
  On July 3, 2014, Granite issued at par $250 million of 3.788% Series 2 senior debentures due July 5, 2021 and concurrently entered into a cross currency interest rate swap to exchange the 3.788% Canadian dollar interest payments to euro denominated payments at 2.68%; and

  •
  On August 5, 2014, Granite redeemed all of the outstanding debentures due December 2016 having a face value of $265 million. As a result of the early redemption, Granite incurred a redemption premium and other costs totaling $28.6 million in the quarter. In addition, Granite incurred net incremental interest expense of $1.4 million during the required redemption notice period.

Granite's results for the three and nine month periods ended September 30, 2014 and 2013 are summarized below (all figures are in Canadian dollars):

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per unit figures)	2014	2013	2014	2013
Revenues	$51,301	$47,565	$156,394	$138,662

Net income from continuing operations	3,713	19,324	42,304	147,301
Net income (loss) from discontinued operations	—	(9,455)	6,757	356

Net income	$3,713	$9,869	$49,061	$147,657

Funds from operations ("FFO")(1)	$10,133	$36,551	$89,007	$101,815

Comparable funds from operations(2)	$38,713	$36,551	$117,587	$106,035

Basic and diluted FFO per stapled unit(1)	$0.22	$0.78	$1.89	$2.17

Basic and diluted comparable FFO per stapled unit(2)	$0.82	$0.78	$2.50	$2.26

Fair value of investment properties(3)			$2,237,214	$2,120,178

Readers are cautioned that certain terms used in this press release such as FFO, comparable FFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate

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  Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
Comparable FFO for the three and nine month periods ended September 30, 2014 excludes $28.6 million of early redemption costs associated with the unsecured debentures originally issued in December 2004 and which were due on December 22, 2016 (the "2016 Debentures"). As the redemption of the remaining unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for current and prior periods. Comparable FFO for the nine month period ended September 30, 2013 excludes $4.2 million of current income tax expense associated with withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post the REIT conversion. As the $4.2 million withholding tax payment is a result of a significant earnings repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount for current and prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders".

(3)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the condensed combined financial statements.

Three month period ended September 30, 2014

For the three month period ended September 30, 2014, rental revenue from continuing operations increased by $3.7 million to $51.3 million from $47.6 million in the third quarter of 2013, primarily due to the acquisition of eight properties in Europe and one in the United States during the latter half of 2013 and the effect of favourable foreign exchange rates. For the third quarter of 2013, there was $3.4 million of revenue from discontinued operations.

Granite's net income from continuing operations in the third quarter of 2014 was $3.7 million, down from the $19.3 million of net income from continuing operations reported for the third quarter of 2013. Net income from continuing operations decreased primarily due to (i) $28.6 million of early redemption costs associated with the 2016 Debentures, (ii) $2.3 million increase in income tax expense, primarily deferred tax related and (iii) $1.0 million in additional net interest expense, partially offset by (iv) a $5.7 million decrease in acquisition transaction costs, (v) a $4.7 million reduction in net fair value losses on investment properties, (vi) a $3.7 million increase in rental revenue and tenant recoveries and (vii) a $2.3 million increase in net foreign exchange gains. There was no net income from discontinued operations in the third quarter of 2014.

Comparable FFO for the third quarter of 2014 was $38.7 million and derived solely from continuing operations. Comparable FFO for the third quarter of 2013 was $36.6 million and comprises $33.9 million from continuing operations and $2.7 million from discontinued operations. With the revenue from Granite's acquisition activities more than offsetting the revenue from discontinued operations, the increase in comparable FFO of $2.1 million to $38.7 million from $36.6 million in the prior year period was primarily due to continuing operations where increased foreign exchange gains of $2.3 million were partially offset by an increase in interest expense and other financing charges of $1.0 million.

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Nine month period ended September 30, 2014

For the nine month period ended September 30, 2014, rental revenue from continuing operations increased by $17.7 million, from $138.7 million in the nine month period ended September 30, 2013 to $156.4 million in the nine month period ended September 30, 2014, primarily due to the acquisition of 12 properties in Europe and the United States during 2013 and the favourable effects of changes in foreign currency exchange rates, in particular, the euro. With the sale of the Mexican properties at the end of June 2014, rental income from discontinued operations for the nine months ended September 30, 2014 was $7.1 million and compares with $9.9 million for the same period last year.

Granite's net income from continuing operations in the nine month period ended September 30, 2014 was $42.3 million and compares with $147.3 million reported for the nine month period ended September 30, 2013. Net income from continuing operations decreased primarily due to (i) net fair value losses on investment properties of $33.8 million compared to $13.7 million in net fair value gains in the prior year period, (ii) a $42.2 million increase in income tax expense due largely to the reversal of $41.9 million in Canadian deferred income tax liabilities in the prior year period as a result of converting to a REIT on January 3, 2013, (iii) the $28.6 million of early redemption costs associated with the 2016 Debentures, (iv) $5.6 million in additional net interest expense and (v) a decrease in the $5.1 million gain in the prior year period on the settlement of the Meadows holdback, partially offset by (vi) a $17.7 million increase in rental revenue and tenant recoveries and (vii) decreased acquisition transaction costs of $6.5 million.

Granite's net income from discontinued operations for the nine month period ended September 30, 2014 was $6.8 million compared to $0.4 million in the comparable prior year period. Net income from discontinued operations in the nine month period ended September 30, 2014 includes a $5.1 million loss on disposal which was comprised of a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition that was more than offset by the reclassification of net foreign currency translation gains of $5.7 million previously accounted for in other comprehensive income.

Comparable FFO for the nine month period ended September 30, 2014 was $117.6 million and comprises $111.7 million from continuing operations and $5.9 million from discontinued operations. Comparable FFO for the nine month period ended September 30, 2013 was $106.0 million and comprises $97.8 million from continuing operations and $8.2 million from discontinued operations. The increase in comparable FFO of $11.6 million to $117.6 million from $106.0 million in the prior year period was primarily due to continuing operations where increased rental revenue of $17.7 million was partially offset by an increase in interest expense and other financing charges of $5.6 million.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2014 and 2013 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per unit information)	2014	2013	2014	2013
Net income attributable to stapled unitholders	$3,636	$9,791	$48,759	$147,630
Add (deduct):
Fair value losses (gains) on investment properties	4,704	9,436	33,827	(13,716)
Fair value losses (gains) on financial instruments	124	(4)	(215)	144
Gain on Meadows holdback	—	—	—	(5,143)
Acquisition transaction costs	—	5,702	—	6,495
Loss on sale of investment properties	80	—	262	328
Current income tax expense associated with the sale of an investment property	—	—	1,099	—
Deferred income taxes	1,580	(569)	6,070	(41,515)
Non-controlling interests relating to the above	9	(6)	53	(212)
Discontinued operations relating to the above	—	12,201	(848)	7,804

FFO	10,133	36,551	89,007	101,815
Early redemption costs of unsecured debentures	28,580	—	28,580	—
Withholding tax payment	—	—	—	4,220

Comparable FFO	$38,713	$36,551	$117,587	$106,035

Basic and diluted FFO per stapled unit	$0.22	$0.78	$1.89	$2.17

Basic and diluted comparable FFO per stapled unit	$0.82	$0.78	$2.50	$2.26

Basic number of stapled units outstanding	47,014	46,942	46,988	46,919

Diluted number of stapled units outstanding	47,083	46,948	47,055	46,938

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 6, 2014 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-747-0365. Overseas callers should use +1-416-981-9011. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21736162) and will be available until Monday, November 17, 2014.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

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OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2014

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and nine month periods ended September 30, 2014. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014 and the audited combined financial statements for the year ended December 31, 2013. This MD&A is prepared as at November 5, 2014. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2013 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties and properties and land under development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Sale of Mexican Properties Portfolio

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. The loss on disposal of $5.1 million included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. Prior to the disposition, the 2.4 million square foot portfolio of properties was leased to Magna and had annualized lease payments of approximately $14.4 million. As the Mexican properties represented a significant geographical area of operations, the associated income and expenses have been reported, on a retroactive basis, as discontinued operations, which are presented separately from income and expenses from continuing operations in the unaudited condensed combined statements of income for the three and nine month periods ended September 30, 2014.

Series 2 Senior Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of the Trust, issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year, commencing on January 5, 2015. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

On July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% Cdn. dollar interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

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The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the $265.0 million debentures due in 2016 (the "2016 Debentures").

Redemption of 2016 Debentures

On August 5, 2014 (the "Redemption Date"), Granite LP redeemed all of the outstanding unsecured debentures originally issued in December 2004 and which were due on December 22, 2016 for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to the Redemption Date of $2.0 million. In the three and nine month periods ended September 30, 2014, the Trust recorded early redemption costs of $28.6 million which included a $27.7 million redemption premium and $0.9 million of accelerated amortization of the issuance costs and discount accretion related to the 2016 Debentures.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At September 30, 2014, approximately 68% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies as a result of the cross currency interest rate swaps in place, with 89% of Granite's debt denominated in euros and the remaining 11% denominated in U.S. dollars as at September 30, 2014. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three and nine month periods ended September 30, 2014 and 2013, as well as the exchange rates as at September 30, 2014, June 30, 2014 and December 31, 2013, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	Change	2014	2013	Change
1 U.S. dollar equals Cdn. dollars	1.089	1.038	5%	1.094	1.024	7%
1 euro equals Cdn. dollars	1.442	1.376	5%	1.483	1.349	10%

	Exchange Rates as at
	September 30, 2014	June 30, 2014	Change from June 30, 2014	December 31, 2013	Change from December 31, 2013
1 U.S. dollar equals Cdn. dollars	1.121	1.068	5%	1.064	5%
1 euro equals Cdn. dollars	1.415	1.462	(3)%	1.466	(3)%

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

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PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio; and

•
Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three and nine month periods ended September 30, 2014.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

Comparable FFO for the three and nine month periods ended September 30, 2014 excludes $28.6 million of early redemption costs associated with the 2016 Debentures. As the redemption of the remaining unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for current and prior periods. Comparable FFO for the nine month period ended September 30, 2013 excludes $4.2 million of current income tax expense associated with withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post the REIT conversion. As the $4.2 million withholding tax payment is a result of a significant earnings repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount for current and prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified.

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FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by comparable FFO in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties are as follows:

	September 30, 2014	December 31, 2013
Income-producing properties	$2,220.6	$2,325.6
Properties and land under development	16.6	18.1
Land held for development	—	8.2

Investment properties	$2,237.2	$2,351.9

During the nine month period ended September 30, 2014, the fair value of investment properties decreased by $114.7 million primarily as a result of (i) a decrease of $138.4 million related to the disposal of properties which included $113.7 million for the disposition of our Mexican portfolio of properties and $24.7 million related to the disposal of three properties located in the United States and Germany, (ii) net fair value losses of $33.8 million which resulted from changes described below and (iii) net foreign exchange losses of $11.7 million, which includes $37.7 million of net foreign exchange losses related to the weakening of the euro against the Cdn. dollar partially offset by $26.7 million of net foreign exchange gains related to the strengthening of the U.S. dollar against the Cdn. dollar. These decreases were partially offset by (i) a net increase of $44.5 million due to tenant allowances incurred with respect to the extension of two leases for properties in Graz, Austria and (ii) capital expenditures totaling $27.7 million.

During the nine months ended September 30, 2014, net fair value losses totaled $33.8 million. The net fair value losses were primarily attributable to changes to leasing assumptions for properties in Canada, the United States and Austria and increases in discount and terminal capitalization rates of certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States.

Income-Producing Properties

At September 30, 2014, Granite had over 100 income-producing properties representing approximately 30.0 million square feet of rentable space. The portfolio also includes some office buildings that comprise 1% of the total square footage of the income-producing properties.

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The fair value of the income-producing portfolio by country as at September 30, 2014 and December 31, 2013 was as follows:

	September 30, 2014		December 31, 2013
	Fair Value	Percent of Total	Fair Value	Percent of Total
Austria	$685.1	31%	$674.6	29%
Canada	684.3	31	701.1	30
U.S.	467.4	21	425.2	18
Germany	250.9	11	276.2	12
Netherlands	98.0	4	101.5	4
Mexico	—	—	111.7	5
Other	34.9	2	35.3	2

	$2,220.6	100%	$2,325.6	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014.

At September 30, 2014, Granite had four active improvement projects in North America for leasehold improvements and two expansion projects at income-producing properties in Austria. The total estimated cost of these projects is approximately $11.9 million of which $6.0 million had been spent as at September 30, 2014 with the remaining cost to be funded during the remainder of 2014 and the first half of 2015 using cash from operations.

Properties and Land Under Development

At September 30, 2014, the Trust had one property under development: an 89.2 acre land site located in Bethel Township, Pennsylvania which is being developed into a 0.75 million square foot industrial facility. As at September 30, 2014, construction costs of $7.7 million had been incurred for this project which is expected to be completed in the second quarter of 2015. Contractual commitments related to the project were $8.3 million at September 30, 2014. On June 20, 2014, the Trust entered into a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to funding for this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"). As at September 30, 2014, no amounts had been drawn under the 2017 Construction Loan.

During the nine month period ended September 30, 2014, the construction of a 0.63 million square foot multipurpose facility on a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky was completed and the property is being actively marketed for lease. The project was primarily funded by a secured construction loan for U.S. $17.0 million (the "2016 Construction Loan"), which was entered into on July 25, 2013. At September 30, 2014, $14.7 million had been drawn under the 2016 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing").

LEASING PROFILE

Magna, Our Largest Tenant

At September 30, 2014, Magna is the tenant at 74 of Granite's income-producing properties comprising 84% of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and

10    Granite REIT      2014

components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

ALP for the nine month period ended September 30, 2014 decreased by $15.0 million, primarily due to the disposition of the Mexican property portfolio in the second quarter of 2014. Granite's annualized lease payments as at September 30, 2014, including the changes from December 31, 2013 to September 30, 2014, are as follows:

	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Annualized lease payments, beginning of period	$207.5	$221.9
Contractual rent adjustments	0.9	1.8
Completed projects on-stream	0.2	0.4
Disposals	(0.5)	(16.8)
Vacancies	—	(0.6)
Renewals	(0.1)	(0.4)
Re-leasing	—	1.4
Effect of changes in foreign currency exchange rates	(1.1)	(0.8)

Annualized lease payments, as at September 30, 2014	$206.9	$206.9

During the third quarter of 2014, annualized lease payments decreased by $0.6 million from $207.5 million at June 30, 2014 to $206.9 million at September 30, 2014. Contractual rent adjustments increased annualized lease payments by $0.9 million, including $0.7 million from Consumer Price Index ("CPI") based increases on properties representing 1.4 million square feet of leaseable area in Canada, Austria and the Netherlands and $0.2 million from fixed contractual rent increases on properties representing 1.4 million square feet of leaseable area in Canada and the United States. The completion of six improvement projects in Canada and the Netherlands increased annualized lease payments by $0.2 million. Annualized lease payments were negatively impacted by $0.5 million due to the disposal and impending disposal of two properties in Germany.

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Renewals had a net negative impact of $0.1 million comprised of a $0.3 million decrease related to the renewal of a 0.1 million square foot property in Spain, partially offset by a $0.2 million increase related to the renewal of two leases in the United States for an aggregate of 0.1 million square feet of leaseable area. During the third quarter of 2014, the weakening of the euro against the Cdn. dollar resulted in a decrease in annualized lease payments of $3.2 million which was partially offset by a $2.1 million increase in annualized lease payments due to the strengthening of the U.S. dollar against the Cdn. dollar.

On a year to date basis, annualized lease payments decreased by $15.0 million from $221.9 million at December 31, 2013 to $206.9 million at September 30, 2014. Contractual rent adjustments increased annualized lease payments by $1.8 million including $1.5 million from CPI based increases on properties representing 10.0 million square feet of leaseable area in Canada, the United States, Austria, Germany and the Netherlands and $0.3 million from fixed contractual rent increases on properties in Canada and the United States. The completion of seven improvement projects in Canada, the United States and the Netherlands increased annualized lease payments by $0.4 million. Annualized lease payments were negatively impacted by (i) $16.8 million due to the disposal of the portfolio of Mexican properties as noted above, the disposal of a property in the United States and the disposal of two properties in Germany, (ii) $0.6 million related to a vacancy in the United States and (iii) a net $0.4 million due to the renewal or extension of ten leases representing 5.0 million square feet of leaseable area in North America, Austria, Spain and the United Kingdom at rental rates which were overall lower than the expiring lease rates in place. The re-leasing of two vacant properties in Canada and the United States representing 0.3 million square feet of leaseable area contributed $1.4 million to annualized lease payments. The weakening of the euro against the Cdn. dollar resulted in a decrease in annualized lease payments of $3.5 million while the strengthening of the U.S. dollar against the Cdn. dollar resulted in increases in annualized lease payments of $2.7 million.

The annualized lease payments by currency at September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014		December 31, 2013
Euro	$96.9	47%	$100.9	45%
Cdn. dollar	65.3	32	64.0	29
U.S. dollar	43.8	20	55.9	25
Other	0.9	1	1.1	1

	$206.9	100%	$221.9	100%

Leasing Activity

2014 Lease Expiries

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Renewed leases	4	479	$2.4
Leases with short termination notices	2	312	1.1
Negotiations in-progress	1	300	1.4
Disposition or impending disposition	2	426	—
Vacated	1	84	—

	10	1,601	$4.9

There were ten leases which had expiry dates in the 2014 fiscal year. To date, four of the leases have been renewed or extended: a lease with Magna for a 0.3 million square foot property in Canada was extended to April 2019, a lease for a 0.1 million square foot property in Spain leased to Magna was renewed to August 2019 and two leases with non-Magna tenants for properties in the United States with a combined square feet of 0.1 million were extended to August 2016 and October 2017.

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New Leases and Extensions

On January 30, 2014, Magna agreed to a lease extension at the Thondorf facility in Graz, Austria. The lease expiry for the 3.9 million square foot facility was extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite paid a one-time tenant allowance in the amount of $37.8 million (euro 25.0 million) in the first quarter of 2014. Tenant allowances are amortized against the related rental revenue over the remaining lease term.

On March 28, 2014, Magna agreed to a lease extension at the Eurostar facility in Graz, Austria. The 1.1 million square foot Eurostar facility is adjacent to the Thondorf facility noted above and its lease expiry was extended from December 31, 2017 to January 31, 2024, to be coterminous with the Thondorf facility. In connection with the extension, in January 2018 contractual rents will increase based on a modified CPI formula and, at that time, Granite will pay a one-time tenant allowance in the amount of euro 6.0 million. As set out in note 7 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014, this obligation has been recorded at its discounted value on the combined balance sheet.

During the first quarter of 2014, Granite executed an 11 year lease of a property in the United States that became vacant in 2013. The tenant took possession of the 0.2 million square foot facility in the second quarter of 2014. In addition, during the second quarter of 2014, Granite entered into a six year lease with a tenant who took possession of a 0.2 million square foot previously vacant property in Canada. During the third quarter of 2014, Granite extended three leases with Magna which had expiry dates of January 2015. Two leases, with an aggregate square footage of 0.2 million square feet were extended to January 2018 and one lease for 0.2 million square feet was extended to January 2020.

Lease Expiration

As at September 30, 2014, Granite's portfolio had a weighted average lease term by square footage of 5.3 years, compared to 4.8 years as at December 31, 2013, with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2014		2015		2016		2017		2018		2019		2020 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,834	94	—	—	224	1.3	369	3.6	3,581	37.2	1,872	11.5	435	2.5	1,259	9.3
U.S.	7,669	907	312	1.1	314	1.2	403	1.4	728	8.1	931	4.5	1,389	11.3	2,685	16.2
Austria	8,085	88	—	—	—	—	381	2.6	—	—	1,495	11.1	380	3.4	5,741	44.7
Germany	4,210	—	612	1.4	—	—	965	3.5	—	—	596	4.2	303	1.6	1,734	12.2
Netherlands	1,441	—	—	—	314	2.1	—	—	—	—	—	—	500	3.0	627	4.2
Other	434	—	—	—	—	—	—	—	—	—	90	0.8	90	0.4	254	2.5

Total	29,673	1,089	924	2.5	852	4.6	2,118	11.1	4,309	45.3	4,984	32.1	3,097	22.2	12,300	89.1

% of portfolio	100%	4%	3%		3%		7%		15%		17%		10%		41%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three and nine month periods ended September 30, 2014, the Trust incurred leasing costs and lease incentives of $0.2 million and $45.1 million respectively, which includes the tenant allowances related to the extension of two leases for properties in Graz, Austria (see "LEASING PROFILE — New Leases and Extensions").

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

Highlights

	Three months ended September 30,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$51.3	$47.6	8%
Net income from continuing operations attributable to stapled unitholders	3.6	19.2	(81)%
Net income attributable to stapled unitholders	3.6	9.8	(63)%
Funds from Operations(1)	10.1	36.6	(72)%
Comparable Funds from Operations(2)	38.7	36.6	6%
Diluted FFO per stapled unit(1)	$0.22	$0.78	(72)%
Diluted comparable FFO per stapled unit(2)	$0.82	$0.78	6%
FFO payout ratio(2)	67%	67%	—%

(1)
See "Results of Operations for the Three Months Ended September 30, 2014 — Funds from Operations".

(2)
Excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended September 30, 2014 increased $3.7 million to $51.3 million from $47.6 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, three months ended September 30, 2013	$47.6
Acquisitions	4.3
Contractual rent adjustments	0.6
Completed projects on-stream	0.1
Renewals and re-leasing of income-producing properties	(0.8)
Vacancies and disposals of income-producing properties	(1.5)
Effect of changes in foreign currency exchange rates	1.5
Other, including straight-line adjustments to rental revenue	(0.5)

Rental revenue, three months ended September 30, 2014	$51.3

Rental revenue for the three months ended September 30, 2014 increased by approximately 8% compared to the third quarter of 2013 mainly due to the acquisitions completed in 2013 and favourable foreign exchange rates with additional details discussed below.

The acquisition of nine income-producing properties in the latter half of 2013, representing 3.2 million square feet of leaseable area, contributed $4.3 million to rental revenue for the three month period ended September 30, 2014.

The $0.6 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from annual CPI based increases implemented in 2014 on properties representing 5.9 million square feet of leaseable area, (ii) $0.2 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2013 and 2014 on properties representing 10.5 million square feet of leaseable area, and (iii) $0.2 million from fixed contract adjustments on properties representing 3.1 million square feet of leaseable area.

The completion of improvement projects in Canada and the United States in 2014 contributed an incremental $0.1 million to rental revenue for the three month period ended September 30, 2014.

Renewals and re-leasing had a $0.8 million net negative impact on revenues compared to the prior year period. The renewal or extension of 19 leases representing 8.7 million square feet of leaseable area in Canada,

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the United States, Germany, Austria and the United Kingdom most of which were negotiated at rental rates lower than the expiring lease rates in place decreased revenue by $1.0 million. This decrease was partially offset by $0.2 million of revenue related to the re-leasing of two properties representing 0.3 million square feet of leaseable area in Canada and the United States.

Rental revenue for the three month period ended September 30, 2014 was also negatively impacted by $1.5 million primarily due to vacancies resulting from the non-renewal of three expired leases representing 0.4 million square feet of leaseable area in the United States and Austria and the sale of five income-producing properties in the United States, Poland and Germany.

Foreign exchange had a $1.5 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $1.0 million and $0.5 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.4 million for the three month period ended September 30, 2014 in comparison to $1.5 million in the prior year period. The decrease of $0.1 million primarily comprised a $0.2 million decrease in real estate taxes due to the disposal or re-leasing of vacant properties, a $0.2 million decrease in legal costs due to higher costs related to lease renewals and other administrative matters in the prior year and a $0.1 million reduction in environmental and appraisal costs, partially offset by a $0.2 million increase of property costs recoverable from tenants and $0.2 million of ground lease costs, both attributable to acquisitions in the fourth quarter of 2013.

General and Administrative Expenses

General and administrative expenses for the three month periods ended September 30, 2014 and 2013 were $6.0 million and $5.9 million, respectively. The $0.1 million increase primarily consists of $0.4 million in higher compensation costs resulting from increased staffing levels, higher foreign exchange rates and the impact of additional grants awarded under Granite's unit-based compensation plans partially offset by a $0.3 million decrease in advisory costs related to the conversion to a REIT and related internal reorganizations incurred in the three month period ended September 30, 2013.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $5.7 million in the three month period ended September 30, 2014 compared to $4.7 million in the prior year period. Granite's debt profile since September 30, 2013 has changed significantly due to the acquisition activities and refinancing initiatives undertaken thereby impacting net interest expense. The net interest expense and other financing costs for the three month period ended September 30, 2014 comprises i) $1.9 million associated with the $200.0 million of Series 1 senior unsecured debentures issued in October 2013 and which are due on October 2, 2018 (the "2018 Debentures"), ii) $1.6 million pertaining to the 2021 Debentures, iii) $1.6 million related to the 2016 Debentures which could not be redeemed immediately when the 2021 Debentures were issued due to the required notice period (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures") and iv) $0.6 million pertaining to mortgages and other financings costs. The net interest expense and other financing costs for the three month period ended September 30, 2013 comprises i) $4.1 million associated with the 2016 Debentures and ii) $0.6 million relating to the mortgages and other financing costs. The $1.0 million increase in net interest expense is mainly attributable to the $1.6 million of incremental interest relating to the 2016 Debentures in the third quarter of 2014 partially offset by an increase in interest income of $0.2 million.

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Early Redemption Costs of Unsecured Debentures

In the three month period ended September 30, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the debentures.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $1.9 million in the three month period ended September 30, 2014 compared to net foreign exchange losses of $0.4 million in the prior year period. Net foreign exchange gains for the three month period ended September 30, 2014 included $1.5 million in net foreign exchange gains primarily due to the re-measurement of the U.S. dollar proceeds from the sale of the Mexican properties that were held for a portion of the third quarter and $0.4 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts. The net foreign exchange losses in the three month period ended September 30, 2013 primarily related to net realized foreign exchange losses on foreign exchange contracts.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $4.7 million in the three month period ended September 30, 2014 compared to a $9.4 million loss in the prior year period. In the three month period ended September 30, 2014, the net fair value losses were attributable to changes in leasing assumptions primarily for properties in Canada and the United States. The net fair value losses in the three month period ended September 30, 2013 were attributable to changes in leasing assumptions resulting from renewals which had occurred primarily in Canada and Germany.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.1 million in the three month period ended September 30, 2014 compared to net fair value gains of less than $0.1 million in the prior year period. The net fair value gains and losses for each of the three month periods ended September 30, 2014 and 2013 are attributable to the fair value changes relating to foreign exchange contracts outstanding at the end of the period and interest rate caps associated with the mortgages payable (see note 12 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014).

Acquisition Transaction Costs

In the third quarter of 2013, Granite incurred $5.7 million in acquisition transaction costs which included $5.4 million of land transfer taxes and advisory costs related to acquisitions of income-producing properties that were completed in the fourth quarter of 2013 and $0.2 million of advisory costs related to the acquisition of an income-producing property which was completed in the third quarter of 2013.

Loss on Sale of Investment Properties

In the third quarter of 2014, the Trust disposed of a 0.1 million square foot investment property in Germany for gross proceeds of $3.8 million and incurred nominal costs with respect to the disposal.

Income Tax Expense (Recovery)

Income tax expense for the third quarter of 2014 was $2.7 million. The current portion of the income tax expense is $1.2 million comprising: $0.9 million which relates to foreign operations and a net increase in unrecognized tax benefits of approximately $0.3 million. The deferred tax portion of the income tax expense is $1.6 million and relates largely to timing differences associated with certain foreign operations, including related withholding taxes, that were partially offset by the net tax recovery pertaining to net fair values losses on investment properties in foreign jurisdictions.

The combined current and deferred effective income tax rate for the third quarter of 2014 is 42.5% compared to the effective income tax rate of 2.4% in the third quarter of 2013. The effective income tax rate for the third

16    Granite REIT      2014

quarter of 2014 is higher than the prior year period primarily due to the net fair value losses and other expenses in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the three month period ended September 30, 2014, net income from continuing operations was $3.7 million compared to $19.3 million in the prior year period. The $15.6 million net decrease was primarily due to the $28.6 million of early redemption costs, a $2.3 million increase in income tax expense and a $1.0 million increase in net interest expense that were partially offset by a $5.7 million decrease in acquisition transaction costs, a $4.7 million decrease in net fair value losses on investment properties, $3.7 million increase in rental revenue and tenant recoveries, and a $2.3 million increase in net foreign exchange gains.

Net Loss from Discontinued Operations

Net loss from discontinued operations consists of revenue, expenses and fair value losses associated with the Mexican property portfolio. The Trust's results of operations for the three month period ended September 30, 2014 were not impacted by the discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. Net loss from discontinued operations for the third quarter of 2013 consists of the following:

	Three Months Ended September 30,
	2014	2013
Rental revenue	$—	$3.4
Operating costs and expenses	—	0.1
Fair value losses on investment properties, net	—	15.6

Loss before income taxes	—	(12.3)
Income tax recovery	—	2.8

Net loss from discontinued operations	$—	$(9.5)

Net Income

Net income was $3.7 million in the three month period ended September 30, 2014 compared to $9.9 million in the prior year period. The decrease of $6.2 million was due to a $15.6 million decrease in net income from continuing operations for the reasons noted above, partially offset by a $9.5 million decrease in the loss from discontinued operations.

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Funds From Operations

	Three Months Ended September 30,
(in thousands, except per unit information)	2014	2013	Change
Net income attributable to stapled unitholders	$3,636	$9,791	(63)%
Add (deduct):
Fair value losses on investment properties	4,704	9,436
Fair value losses (gains) on financial instruments	124	(4)
Acquisition transaction costs	—	5,702
Loss on sale of investment properties	80	—
Deferred income taxes	1,580	(569)
Non-controlling interests relating to the above	9	(6)
Discontinued operations relating to the above	—	12,201

FFO	10,133	36,551	(72)%
Early redemption costs of unsecured debentures	28,580	—

Comparable FFO	$38,713	$36,551	6%

Basic and diluted FFO per stapled unit	$0.22	$0.78	(72)%

Basic and diluted comparable FFO per stapled unit	$0.82	$0.78	6%

Basic number of stapled units outstanding	47,014	46,942

Diluted number of stapled units outstanding	47,083	46,948

Comparable FFO for the third quarter of 2014 was $38.7 million and was derived solely from continuing operations. Comparable FFO for the third quarter of 2013 was $36.6 million and comprises $33.9 million from continuing operations and $2.7 million from discontinued operations. With the revenue from Granite's acquisition activities more than offsetting the revenue from discontinued operations, the $2.1 million increase in comparable FFO is primarily due to continuing operations where increased net foreign exchange gains of $2.3 million were partially offset by increased interest expense of $1.0 million.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Highlights

	Nine Months Ended September 30,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$156.4	$138.7	13%
Net income from continuing operations attributable to stapled unitholders	42.0	147.3	(71)%
Net income attributable to stapled unitholders	48.8	147.6	(67)%
Funds from Operations(1)	89.0	101.8	(13)%
Comparable Funds from Operations(2)	117.6	106.0	11%
Diluted FFO per stapled unit(1)	$1.89	$2.17	(13)%
Diluted comparable FFO per stapled unit(2)	$2.50	$2.26	11%
FFO payout ratio(2)	66%	70%	(4)%

(1)
See "Results of Operations for the Nine Months Ended September 30, 2014 — Funds from Operations".

(2)
Comparable FFO for the nine months ended September 30, 2014 excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures. Comparable FFO for the nine months ended September 30, 2013 excludes $4.2 million ($0.09 per stapled unit) of withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

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(in millions, except number of properties)	September 30, 2014	December 31, 2013	Change
Number of income-producing properties	103	112	(8)%
Leaseable area (sq. ft.)	29.7	31.9	(7)%
Annualized lease payments	$206.9	$221.9	(7)%
Investment properties, fair value	$2,237.2	$2,351.9	(5)%

Rental Revenue and Tenant Recoveries

Rental revenue for the nine month period ended September 30, 2014 increased $17.7 million to $156.4 million from $138.7 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, nine months ended September 30, 2013	$138.7
Acquisitions	14.8
Contractual rent adjustments	1.8
Completed projects on-stream	1.2
Renewals and re-leasing of income-producing properties	(3.1)
Vacancies and disposals of income-producing properties	(4.5)
Effect of changes in foreign currency exchange rates	8.2
Other, including straight-line adjustments to rental revenue	(0.7)

Rental revenue, nine months ended September 30, 2014	$156.4

Rental revenue for the nine months ended September 30, 2014 increased by approximately 13% compared to the prior year period mainly due to the acquisitions completed in 2013 and favourable foreign exchange rates with additional details discussed below.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $14.8 million to rental revenue for the nine month period ended September 30, 2014.

The $1.8 million increase in revenue from contractual rent adjustments includes (i) $0.5 million from annual CPI based increases implemented in 2014 on properties representing 5.9 million square feet of leaseable area, (ii) $0.7 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2013 and 2014 on properties representing 10.8 million square feet of leaseable area and (iii) $0.6 million from fixed contract adjustments on properties representing 3.1 million square feet of leaseable area.

The completion of 11 Magna expansion or improvement projects in Germany, the Czech Republic, Canada and the United States in 2013 and 2014 and one non-Magna improvement project in Canada, which added a combined 0.2 million square feet of leaseable area, contributed an incremental $1.2 million to rental revenue for the nine month period ended September 30, 2014.

Renewals and re-leasing had a $3.1 million net negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal or extension of 24 leases representing 9.3 million square feet of leaseable area in Canada, the United States, Austria, Germany, the United Kingdom and Spain most of which were negotiated at rental rates lower than the expiring lease rates in place. The decrease in revenue was partially offset by $0.5 million of revenue related to the re-leasing of two properties representing 0.3 million square feet of leaseable area in Canada and the United States.

Rental revenue for the nine month period ended September 30, 2014 was also negatively impacted by $4.5 million due to vacancies primarily resulting from the non-renewal by Magna of five expired leases representing 0.5 million square feet of leaseable area in the United States and Austria and the sale of five income-producing properties in the United States, Poland and Germany.

Foreign exchange had a $8.2 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $6.2 million and $2.0 million, respectively.

Granite REIT      2014    19

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $5.3 million for the nine month period ended September 30, 2014 in comparison to $3.8 million in the prior year period. The increase of $1.5 million primarily comprised a $1.0 million increase of property costs recoverable from tenants and $0.4 million of ground lease costs which are both resulting from acquisitions in the fourth quarter of 2013.

General and Administrative Expenses

General and administrative expenses for the nine month periods ended September 30, 2014 and 2013 were $19.7 million and $19.0 million, respectively. The $0.7 million increase primarily consists of (i) $2.1 million in higher compensation costs that include additional grants awarded under Granite's unit-based compensation plans, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units, increased staffing levels and the impact of higher foreign exchange rates, (ii) $0.5 million of increased advisory costs largely related to establishing incremental procedures associated with the nature of the stapled unit structure of Granite and (iii) $0.2 million related to the increased valuation of the grants issued to Granite's directors under the director unit-based compensation plan. These increases were partially offset by a $2.3 million decrease in advisory costs related to the conversion to a REIT and related internal reorganizations incurred in the nine month period ended September 30, 2013.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $19.5 million in the nine month period ended September 30, 2014 compared to $13.9 million in the prior year period. Granite's debt profile since September 30, 2013 has changed significantly as previously discussed. The net interest expense and other financing costs for the nine months ended September 30, 2014 comprises i) $5.9 million associated with the 2018 Debentures, ii) $1.6 million pertaining to the 2021 Debentures, iii) $9.8 million related to the 2016 Debentures of which $1.6 million is attributable to the debentures being outstanding over the required redemption notice period as discussed previously and iv) $2.2 million pertaining to mortgages and other financing costs. For the nine month period ended September 30, 2013, $12.3 million of net interest expense and other financing costs pertained to the 2016 Debentures with the balance largely attributable to the interest on the mortgages and bank indebtedness.

Early Redemption Costs of Unsecured Debentures

In the nine month period ended September 30, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the debentures.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $1.9 million in the nine month period ended September 30, 2014 compared to net foreign exchange gains of $0.3 million in the prior year period. Net foreign exchange gains for the nine month period ended September 30, 2014 included $1.5 million of net foreign exchange gains primarily due to the re-measurement of the U.S. dollar proceeds held from the sale of the Mexican properties and $0.4 million of net foreign exchange gains on derivative financial instruments such as foreign exchange forwards contracts. The net foreign exchange gains in the nine month period ended September 30, 2013 included $0.7 million of net foreign exchange gains primarily related to the weakening of the Cdn. dollar on the re-measurement of certain assets held by Granite and certain of its subsidiaries that are denominated in U.S. dollars, partially offset by $0.4 million of realized net foreign exchange losses associated with foreign exchange forwards contracts.

20    Granite REIT      2014

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value losses on investment properties were $33.8 million in the nine month period ended September 30, 2014 compared to net fair value gains on investment properties of $13.7 million in the prior year period. In the nine month period ended September 30, 2014, the net fair value losses were attributable to changes in leasing assumptions for properties in Canada, the United States and Austria and an increase in discount and terminal capitalization rates of certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States. The net fair value gains in the nine month period ended September 30, 2013 of $13.7 million primarily resulted from compression in discount and terminal capitalization rates in Canada and the United States as well as the net favourable impact of changes in leasing assumptions and the amount or timing of cash flows for properties in Austria, Canada and Germany.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.2 million in the nine month period ended September 30, 2014 compared to net fair value losses of $0.1 million in the prior year period. Net fair value gains and losses on financial instruments for each of the nine month periods ended September 30, 2014 and 2013 are attributable to the fair value changes relating to foreign exchange contracts outstanding at the end of the period and interest rate caps associated with the mortgages payable (see note 12 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014).

Acquisition Transaction Costs

In the nine months ended September 30, 2013, Granite incurred $6.5 million in transaction costs. These costs included $5.4 million of land transfer taxes and advisory costs related to acquisitions of income-producing properties which occurred in the fourth quarter of 2013 and $0.9 million of advisory costs associated with the acquisition of four income-producing properties in the United States.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

Loss on Sale of Investment Properties

In the nine months ended September 30, 2014, Granite disposed of three income-producing properties located in the United States and Germany, for aggregate gross proceeds of $24.7 million and incurred a $0.2 million loss on disposal due to the associated selling costs.

In the nine months ended September 30, 2013, the Trust disposed of a 0.1 million square foot investment property for gross proceeds of $10.6 million. The loss on sale of $0.3 million represents the selling costs of disposal.

Income Tax Expense (Recovery)

Income tax expense for the nine month period ended September 30, 2014 was $8.6 million. The current portion of the income tax expense is $2.5 million comprising: $2.4 million income tax expense relating to foreign operations; a net recovery in unrecognized tax benefits of approximately $1.6 million primarily due to the release of a tax reserve of $2.9 million on the successful completion of a federal income tax audit in Canada; a withholding tax expense of $0.6 million related to the repatriation of tax paid earnings of prior years from a foreign operation that is fully offset by the reversal of the deferred tax expense recorded in prior periods; and $1.1 million tax expense related to the sale of a German property. The deferred tax portion of the income tax expense is $6.1 million and relates largely to timing differences associated with certain foreign

Granite REIT      2014    21

operations, including related withholding taxes, that were partially offset by the net tax recovery pertaining to net fair value losses on investment properties in foreign jurisdictions.

The effective income tax rate for the nine months ended September 30, 2014 was 16.9% compared to an effective income tax rate of 7.3% for the nine months ended September 30, 2013, excluding a $41.9 million reversal of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion. The effective tax rate for the nine month period is higher than the prior year period primarily due to net fair value losses and other expenses in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the nine month period ended September 30, 2014, net income from continuing operations was $42.3 million compared to $147.3 million in the prior year period. The decrease of $105.0 million was primarily due to net fair value losses on investment properties of $33.8 million compared to net fair value gains of $13.7 million in the prior year period, a $42.2 million increase in income tax expense, primarily deferred tax expense, the $28.6 million of early redemption costs, a $5.6 million increase in net interest expense and a decrease in the $5.1 million gain on settlement of the Meadows holdback. These decreases in net income from continuing operations were partially offset by increased rental revenue and tenant recoveries of $17.7 million and decreased acquisition transaction costs of $6.5 million.

Net Income from Discontinued Operations

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. In the nine month period ended September 30, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. As a result of the disposition of the Mexican operation, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in other comprehensive income, were reclassified from equity and recorded in net income. Net income from discontinued operations and related net gain on sale is comprised of the following:

	Nine months ended September 30,
	2014	2013
Rental revenue	$7.1	$9.9
Operating costs and expenses	0.1	0.2
Fair value losses on investment properties, net	—	9.1

Income before income taxes	7.0	0.6
Income tax expense	(1.6)	(0.2)

Income from discontinued operations before gain on sale of disposed properties	5.4	0.4
Loss on sale of investment properties	(5.1)	—
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	5.7	—
Income tax recovery	0.8	—

Net gain on sale of disposed properties	1.4	—

Net income from discontinued operations	$6.8	$0.4

22    Granite REIT      2014

Net Income

Net income was $49.1 million in the nine month period ended September 30, 2014 in comparison to $147.7 million in the prior year period. The $98.6 million decrease was due to the $105.0 million decrease in net income from continuing operations for the reasons previously noted partially offset by a $6.4 million increase in net income from discontinued operations.

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per unit information)	2014	2013	Change
Net income attributable to stapled unitholders	$48,759	$147,630	(67)%
Add (deduct):
Fair value losses (gains) on investment properties	33,827	(13,716)
Fair value losses (gains) on financial instruments	(215)	144
Gain on Meadows holdback	—	(5,143)
Acquisition transaction costs	—	6,495
Loss on sale of investment properties	262	328
Current income tax expense associated with the sale of an investment property	1,099	—
Deferred income taxes	6,070	(41,515)
Non-controlling interests relating to the above	53	(212)
Discontinued operations relating to the above	(848)	7,804

FFO	89,007	101,815	(13)%
Early redemption costs of unsecured debentures	28,580	—
Withholding tax payment	—	4,220

Comparable FFO	$117,587	$106,035	11%

Basic and diluted FFO per stapled unit	$1.89	$2.17	(13)%

Basic and diluted comparable FFO per stapled unit	$2.50	$2.26	11%

Basic number of stapled units outstanding	46,988	46,919

Diluted number of stapled units outstanding	47,055	46,938

Comparable FFO for the nine month period ended September 30, 2014 was $117.6 million and comprises $111.7 million from continuing operations and $5.9 million from discontinued operations. Comparable FFO for the nine month period ended September 30, 2013 was $106.0 million and comprises $97.8 million from continuing operations and $8.2 million from discontinued operations. The $11.6 million increase in comparable FFO is primarily due to continuing operations where increased rental revenue of $17.7 million was partially offset by a $5.6 million increase in net interest expense.

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LIQUIDITY AND CAPITAL RESOURCES

Operating activities of continuing operations generated cash of $19.6 million and $48.3 million in the three and nine month periods ended September 30, 2014, respectively. At September 30, 2014, the Trust had cash and cash equivalents of $112.5 million and unitholders' equity of $1.6 billion.

Cash Flows

Operating Activities

	Three Months Ended September 30,
	2014	2013	Change
Net income	$3.7	$19.3	(81)%
Items not involving current cash flows	10.0	10.3	(3)%
Current income tax expense	1.2	0.6	100%
Income taxes paid	(0.4)	(1.2)	(67)%
Interest expense	5.6	4.7	19%
Interest paid	(2.4)	(0.7)	243%
Changes in working capital balances	1.9	5.5	(65)%

Cash provided by operating activities from continuing operations	19.6	38.5	(49)%
Cash provided by (used in) operating activities from discontinued operations	(14.4)	3.0	(580)%

Cash provided by operating activities	$5.2	$41.5	(87)%

In the three month period ended September 30, 2014, operating activities from continuing operations generated cash of $19.6 million compared to $38.5 million in the prior year period. The decrease of $18.9 million is primarily due to $29.7 million of payments related to the early redemption of the 2016 Debentures, which includes a redemption premium of $27.7 million and an interest payment of $2.0 million (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"), partially offset by (i) increased revenue and tenant recoveries of $3.7 million, (ii) a $2.3 million increase in net foreign exchange gains and (iii) a $1.4 million increase in income taxes payable.

In the three month period ended September 30, 2014, changes in working capital balances generated cash of $1.9 million which comprised a $1.8 million increase in accounts payable and accrued liabilities, primarily due to deposits received with respect to the disposition of an income-producing property, which is expected to close in the fourth quarter of 2014 and a $0.9 million increase in deferred revenue due to the timing of rental receipts partially offset by a $0.5 million increase in prepaid expenses and other primarily due to the timing of the Trust's insurance renewal and a $0.4 million increase in accounts receivable.

For the three month period ended September 30, 2013, the change in working capital balances generated cash of $5.5 million which comprised a $6.3 million increase in accounts payable and accrued liabilities, primarily due to an increase in accrued acquisition costs, partially offset by a $0.8 million increase in prepaid expenses due to the prepayment of various insurance premiums.

Operating activities related to discontinued operations used cash of $14.4 million during the third quarter of 2014 due to the payment of value added tax associated with the sale of the portfolio of Mexican properties. Cash provided by operating activities from discontinued operations for the three month period ended September 30, 2013 of $3.0 million was primarily related to $3.4 million of rental revenue and $0.2 million of

24    Granite REIT      2014

net cash generated from the change in working capital balances, partially offset by $0.5 million of income tax payments.

	Nine Months Ended September 30,
	2014	2013	Change
Net income	$42.3	$147.3	(71)%
Items not involving current cash flows	47.3	(54.6)	(187)%
Tenant allowance	(37.8)	—	N/A
Current income tax expense	2.5	6.5	(62)%
Income taxes paid	(4.0)	(12.0)	(67)%
Interest expense	18.7	13.5	39%
Interest paid	(16.1)	(9.5)	69%
Changes in working capital balances	(4.6)	1.2	(483)%

Cash provided by operating activities from continuing operations	48.3	92.4	(48)%
Cash provided by operating activities from discontinued operations	5.6	7.4	(24)%

Cash provided by operating activities	$53.9	$99.8	(46)%

N/A — not applicable

For the nine month period ended September 30, 2014, operating activities from continuing operations generated cash of $48.3 million compared to $92.4 million in the prior year period. Excluding the $37.8 million payment relating to the significant tenant allowance in respect of the lease extension to 2024 at Granite's largest facility, Thondorf, in Austria and the $29.7 million of payments related to the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the nine months ended September 30, 2014 would have been $115.8 million. The $23.4 million increase over the prior year period is primarily related to a $17.7 million increase in rental revenue, a $6.5 million decrease in acquisition transaction costs and a $4.0 million increase in accrued income taxes payable partially offset by a $5.8 million increase in cash used by changes in working capital balances.

The change in working capital balances for the nine month period ended September 30, 2014 reflects a use of cash of $4.6 million primarily due to a $2.5 million decrease in accounts payable and accrued liabilities, which includes payments of acquisition expenses and incentive compensation pay, a $0.9 million decrease in deferred revenue due to the timing of rental receipts, a $0.8 million increase in accounts receivable and a $0.4 million increase in prepaid expenses and other primarily due to the timing of the Trust's insurance renewal.

For the nine month period ended September 30, 2013, the change in working capital balances generated cash of $1.2 million primarily due to a $1.5 million increase in accounts payable and accrued liabilities primarily due to higher acquisition related accruals partially offset by lower professional fee accruals related to the REIT conversion and lower incentive pay accruals due to the timing of the payment of the incentive pay. This increase was partially offset by a $0.4 million increase in prepaid expenses due to the prepayment of various insurance premiums.

Cash provided by operating activities from discontinued operations for the nine month period ended September 30, 2014 of $5.6 million primarily consists of $7.1 million of rental revenue, partially offset by $0.8 million of income taxes paid and $0.3 million of cash outflows related to the change in working capital balances. Cash provided by operating activities from discontinued operations for the nine month period ended September 30, 2013 of $7.4 million was primarily related to $9.9 million of rental revenue partially offset by $2.1 million of income tax payments and $0.2 million of net cash outflows related to the change in working capital balances.

Granite REIT      2014    25

Investing Activities

Investing activities for the three month period ended September 30, 2014 used cash of $14.6 million, which was primarily a result of investment property capital expenditures of $13.1 million and $5.1 million of income tax instalments associated with the sale of the portfolio of Mexican properties, partially offset by net proceeds of $3.8 million received on the disposal of a property in Germany. Cash used in investing activities for the third quarter of 2013 of $33.4 million was primarily due to cash payments of $30.5 million for acquisitions and investment property capital expenditures of $6.0 million, partially offset by proceeds from notes receivable of $3.6 million.

Investing activities for the nine month period ended September 30, 2014 provided cash of $100.4 million, which included $104.4 million primarily related to proceeds received on the disposition of the Mexican properties net of $5.1 million of income tax instalments related to the disposal, $24.5 million of net proceeds received on the disposal of three income-producing properties, partially offset by $28.0 million of investment property capital expenditures and $0.4 million of fixed asset additions. For the nine month period ended September 30, 2013, investing activities used cash of $73.9 million, which was primarily the result of $67.8 million of cash payments related to acquisitions, investment property capital expenditures of $22.8 million and fixed asset additions of $0.3 million, partially offset by net proceeds from the disposal of an income-producing property of $10.3 million and proceeds from notes receivable of $7.4 million.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2014 of $83.6 million primarily comprised the $265.0 million repayment of the 2016 Debentures (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"), the repayment of U.S. dollar denominated bank indebtedness of $43.5 million, distribution payments of $25.8 million and payments of $1.6 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"), partially offset by $250.0 million of proceeds received from the issuance of the 2021 Debentures and U.S. dollar secured long-term debt borrowings of $2.0 million. Cash provided by financing activities for the three month period ended September 30, 2013 of $5.2 million was primarily related to borrowings from bank indebtedness of $30.1 million partially offset by distribution payments of $24.6 million and $0.4 million of financing costs paid with respect to the issuance of the 2018 Debentures and the 2016 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing").

For the nine month period ended September 30, 2014, financing activities used cash of $136.1 million which was primarily related to the $265.0 million repayment of the 2016 Debentures (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures") as noted above, the repayment of U.S. dollar denominated bank indebtedness of $54.7 million, distribution payments of $77.4 million and payments of $1.8 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"). These cash outflows were partially offset by the $250.0 million of proceeds received from the issuance of the 2021 Debentures, U.S. dollar secured long-term debt borrowings of $10.9 million and $1.8 million received upon the exercise of unit options. Cash used in financing activities for the nine month period ended September 30, 2013 of $2.0 million was primarily related to distribution payments of $65.7 million and $1.1 million of financing costs paid, partially offset by net borrowings from bank indebtedness of $60.2 million, $3.1 million received upon the exercise of unit options and $1.6 million in contributions from non-controlling interests.

Bank and Debenture Financing

On July 3, 2014, Granite LP issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year, commencing on January 5, 2015. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 2016 Debentures. At September 30, 2014, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.5 million.

26    Granite REIT      2014

Also on July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at September 30, 2014, the fair value of the cross currency interest rate swap was a net financial liability of $4.1 million.

On June 20, 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to land that was previously held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2014, no amount had been drawn under the 2017 Construction Loan.

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.50% depending on the currency and form of advance. At September 30, 2014, the Trust had no amounts drawn under the Granite Credit Facility and $1.3 million in letters of credit issued against the Granite Credit Facility.

In July 2013, the Trust entered into the 2016 Construction Loan for U.S. $17.0 million relating to the construction of a multipurpose facility in the United States (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2014, $14.7 million (U.S. $13.1 million) had been drawn under the 2016 Construction Loan.

In October 2013, Granite issued the 2018 Debentures. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2014, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.4 million.

Also in October 2013, in connection with funding the acquisition of eight European income-producing properties in the fourth quarter of 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at September 30, 2014, the fair value of the cross currency interest rate swap was a net financial liability of $6.6 million.

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $41.2 million (U.S. $36.7 million). The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby

Granite REIT      2014    27

limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

In December 2004, Granite issued $265.0 million of unsecured debentures, which were due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. As noted earlier, in the third quarter of 2014, the 2016 Debentures were fully redeemed for an aggregate redemption price of $294.7 million, which included a redemption premium of $27.7 million and accrued and unpaid interest to the Redemption Date of $2.0 million (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures").

At September 30, 2014, the Trust's leverage ratio (defined as total debt divided by the total fair value of its investment properties) was 23%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At September 30, 2014, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 16, 2014, Moody's upgraded its credit rating of the Trust to Baa2 from Baa3 with a stable outlook and on June 30, 2014, Moody's confirmed the rating. On July 23, 2014, DBRS confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2014	2013	2014	2013
Net income	$3,713	$9,869	$49,061	$147,657

Cash flows provided by operating activities	5,234	41,505	53,939	99,825
Distributions paid and payable	(25,811)	(24,644)	(77,407)	(73,901)

Cash flows from operating activities over (under) distributions paid and payable	$(20,577)	$16,861	$(23,468)	$25,924

Distributions declared to stapled unitholders in the three month periods ended September 30, 2014 and 2013 were $25.8 million or 54.9 cents per stapled unit and $24.6 million or 52.5 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2014 and 2013 were $77.4 million or $1.65 per stapled unit and $73.9 million or $1.58 per stapled unit, respectively. Excluding the $27.7 million of payments related to the early redemption of the 2016 Debentures that was funded with the sale proceeds from the Mexican properties and the tenant allowance related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the three and nine month periods ended September 30, 2014 would have been $32.9 million and $119.4 million, being a more representative amount and more comparable to the prior year period. The Trust expects distributions to be funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to

28    Granite REIT      2014

unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the third quarter of 2014, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At September 30, 2014, the Trust had contractual commitments related to construction and development projects amounting to approximately $14.2 million and commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	1.0
Later than 5 years	0.3

$1.7

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 16 and 18 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014 and "LIQUIDITY AND CAPITAL RESOURCES".

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,014,199 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 18.3 cents per stapled unit, representing, on an annualized basis, $2.20 per stapled unit. Total distributions declared in the three and nine month periods ended September 30, 2014 were $25.8 million and $77.4 million, respectively. On October 16, 2014, Granite REIT declared a distribution of 18.3 cents per stapled unit, or $8.6 million, which will be paid on November 14, 2014.

Granite REIT      2014    29

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2013. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique and ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2013. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it, at some point no longer qualify, it would be subject to income tax and would be required to recognize additional current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations, but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the

30    Granite REIT      2014

discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the condensed combined balance sheets and also the deferred income tax expense in the condensed combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective January 1, 2014. The Trust applies for the first time certain standards and amendments that require restatement of previous financial statements. As required by International Accounting Standard 34 Interim Financial Reporting, the nature and effect of these changes are disclosed below.

There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's condensed combined financial statements.

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, realty taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's condensed combined financial statements.

Future Accounting Policy Changes

IFRS 9, Financial instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration

Granite REIT      2014    31

of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from contracts with customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2013, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2014.

32    Granite REIT      2014

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2013 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit/share information)	Q3'14	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12(1)
Rental revenue and tenant recoveries	$51,301	$52,160	$52,933	$51,238	$47,565	$46,151	$44,946	$42,276

Net income (loss) attributable to stapled unitholders from:(2)(3)
Continuing operations	$3,636	$26,299	$12,067	$(4,065)	$19,246	$39,073	$88,955	$11,077
Discontinued operations	—	4,369	2,388	1,466	(9,455)	4,475	5,336	3,389

Net income (loss) attributable to stapled unitholders or common shareholders	$3,636	$30,668	$14,455	$(2,599)	$9,791	$43,548	$94,291	$14,466
Add (deduct):
Fair value losses (gains) on investment properties	4,704	5,570	23,553	29,898	9,436	(8,122)	(15,030)	40,704
Fair value losses (gains) on financial instruments	124	(377)	38	(216)	(4)	643	(495)	585
Gain on Meadows holdback	—	—	—	—	—	—	(5,143)	—
Acquisition transaction costs	—	—	—	7,751	5,702	382	411	—
Loss on sale of investment properties	80	—	182	450	—	328	—	—
Current income tax expense associated with sale of an investment property	—	—	1,099	—	—	—	—	—
Deferred income taxes	1,580	5,541	(1,051)	(341)	(569)	(3,624)	(37,322)	(32,552)
Non-controlling interests relating to the above	9	34	10	107	(6)	(260)	54	—
Discontinued operations FFO adjustments	—	(1,566)	718	1,420	12,201	(1,637)	(2,760)	(1,132)

FFO	$10,133	$39,870	$39,004	$36,470	$36,551	$31,258	$34,006	$22,071
Adjustments to calculate comparable FFO(4)	28,580	—	—	—	—	4,220	—	—

Comparable FFO(4)	$38,713	$39,870	$39,004	$36,470	$36,551	$35,478	$34,006	$22,071

Diluted FFO per stapled unit or share	$0.22	$0.85	$0.83	$0.78	$0.78	$0.67	$0.73	$0.47

Diluted comparable FFO per stapled unit or share(4)	$0.82	$0.85	$0.83	$0.78	$0.78	$0.76	$0.73	$0.47

Cash distributions or dividends declared per stapled unit or share	$0.55	$0.55	$0.55	$0.53	$0.53	$0.53	$0.52	$0.50

Payout ratio(4)	67%	65%	66%	69%	67%	69%	72%	106%

Basic stapled units or shares outstanding	47,014	47,014	46,962	46,942	46,942	46,932	46,882	46,833

Diluted stapled units or shares outstanding	47,083	47,070	46,973	46,957	46,948	46,948	46,910	46,866

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
The results for 2014 include $23.6 million, $5.6 million and $4.7 million ($22.8 million, $5.0 million and $2.9 million net of income taxes) in the first, second and third quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter relating to the early redemption of the 2016 Debentures.

(3)
The results for 2013 include (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million, $4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter relating to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

The results for 2012 include (i) $0.3 million ($0.2 million net of income taxes) of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) of land transfer taxes and associated costs related to the REIT conversion and related corporate reorganizations and (iii) 3.8 million ($2.8 million net of income taxes) of advisory costs related to the REIT conversion and related corporate reorganizations.

(4)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of unsecured debentures. Comparable FFO in the second quarter of 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

Granite REIT      2014    33

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

34    Granite REIT      2014

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2014 and 2013

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	September 30, 2014	December 31, 2013
ASSETS
Non-current assets:
Investment properties	3	$2,237,214	$2,351,897
Deferred tax assets		7,972	8,173
Fixed assets, net		1,842	1,938
Other assets	4	1,861	1,958

		2,248,889	2,363,966
Current assets:
Accounts receivable		3,142	2,491
Income taxes receivable		1,312	930
Prepaid expenses and other		2,356	1,366
Restricted cash		4,821	4,360
Cash and cash equivalents		112,549	95,520

Total assets		$2,373,069	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$446,905	$462,070
Cross currency interest rate swaps	5	10,753	11,003
Secured long-term debt	6	54,574	41,856
Deferred tax liabilities		157,498	166,622
Other non-current liabilities	7	10,546	3,777

		680,276	685,328
Current liabilities:
Deferred revenue		4,336	5,194
Bank indebtedness	8	—	53,180
Current portion of secured long-term debt	6	647	—
Accounts payable and accrued liabilities	9	36,449	33,178
Distributions payable	10	8,604	8,591
Income taxes payable		14,149	6,652

Total liabilities		744,461	792,123

Equity:
Stapled unitholders' equity		1,622,502	1,671,227
Non-controlling interests		6,106	5,283

Total equity		1,628,608	1,676,510

Total liabilities and stapled unitholders' equity		$2,373,069	$2,468,633

Commitments and contingencies (note 18)

See accompanying notes

36    Granite REIT      2014

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three months ended September 30,		Nine months ended September 30,
	Note		2014	2013	2014	2013
Rental revenue and tenant recoveries			$51,301	$47,565	$156,394	$138,662
Property operating costs
Non-recoverable from tenants	12	(a)	861	1,084	3,484	3,042
Recoverable from tenants	12	(a)	551	377	1,806	799
General and administrative expenses	12	(b)	5,996	5,914	19,681	18,985
Depreciation and amortization			171	115	443	337
Interest expense and other financing costs, net	12	(c)	5,703	4,746	19,487	13,934
Early redemption costs of unsecured debentures	5		28,580	—	28,580	—
Foreign exchange losses (gains), net			(1,928)	400	(1,851)	(251)
Fair value losses (gains) on investment properties, net	3		4,704	9,436	33,827	(13,716)
Fair value losses (gains) on financial instruments	12	(d)	124	(4)	(215)	144
Acquisition transaction costs			—	5,702	—	6,495
Gain on Meadows holdback			—	—	—	(5,143)
Loss on sale of investment properties	3		80	—	262	328

Income before income taxes			6,459	19,795	50,890	113,708
Income tax expense (recovery)	13		2,746	471	8,586	(33,593)

Net income from continuing operations			3,713	19,324	42,304	147,301
Net income (loss) from discontinued operations	14		—	(9,455)	6,757	356

Net income			$3,713	$9,869	$49,061	$147,657

Net income (loss) attributable to:
Stapled unitholders
Continuing operations			$3,636	$19,246	$42,002	$147,274
Discontinued operations			—	(9,455)	6,757	356

			3,636	9,791	48,759	147,630

Non-controlling interests
Continuing operations			77	78	302	27
Discontinued operations			—	—	—	—

			77	78	302	27

			$3,713	$9,869	$49,061	$147,657

See accompanying notes

Granite REIT      2014    37

Condensed Combined Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

			Three months ended September 30,		Nine months ended September 30,
	Note		2014	2013	2014	2013
Net income			$3,713	$9,869	$49,061	$147,657
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			(14,166)	4,446	(14,298)	61,132
Unrealized loss on cross currency interest rate swaps(1)	5	(b)	(192)	—	(993)	—
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)			(785)	509	(1,560)	(4,414)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	14		—	—	(5,722)	—

Total other comprehensive income (loss)			(15,143)	4,955	(22,573)	56,718

Comprehensive income (loss)			$(11,430)	$14,824	$26,488	$204,375

(1) Items that may be reclassified subsequently to net income
Comprehensive income (loss) attributable to:
Stapled unitholders
Continuing operations			$(11,682)	$26,623	$24,342	$200,179
Discontinued operations			—	(11,832)	1,666	4,082

			(11,682)	14,791	26,008	204,261

Non-controlling interests
Continuing operations			252	33	480	114
Discontinued operations			—	—	—	—

			252	33	480	114

Comprehensive income (loss)			$(11,430)	$14,824	$26,488	$204,375

See accompanying notes

38    Granite REIT      2014

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Nine Months Ended September 30, 2014
	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	48,759	—	48,759	302	49,061
Other comprehensive income (loss)	—	—	—	—	(22,751)	(22,751)	178	(22,573)
Distributions	—	—	—	(77,407)	—	(77,407)	(176)	(77,583)
Contributions from non-controlling interests	—	—	—	—	—	—	519	519
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	19	758	—	—	—	758	—	758

Equity at September 30, 2014	47,014	$2,124,086	$61,425	$(637,319)	$74,310	$1,622,502	$6,106	$1,628,608

	Nine Months Ended September 30, 2013
	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	147,630	—	147,630	27	147,657
Other comprehensive income	—	—	—	—	56,631	56,631	87	56,718
Distributions	—	—	—	(73,901)	—	(73,901)	(134)	(74,035)
Contributions from non-controlling interests	—	—	—	—	—	—	3,689	3,689
Units issued on exercise of stapled unit options	105	3,892	—	—	—	3,892	—	3,892
Units issued on settlement of deferred stapled units	4	171	—	—	—	171	—	171
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at September 30, 2013	46,942	$2,121,319	$61,425	$(581,051)	$45,847	$1,647,540	$4,710	$1,652,250

See accompanying notes

Granite REIT      2014    39

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three months ended September 30,		Nine months ended September 30,
	Note		2014	2013	2014	2013
OPERATING ACTIVITIES
Net income from continuing operations			$3,713	$19,324	$42,304	$147,301
Items not involving current cash flows	15	(a)	10,193	10,215	47,314	(54,640)
Tenant allowance			—	—	(37,769)	—
Current income tax expense	13		1,166	573	2,516	6,545
Income taxes paid			(434)	(1,156)	(4,035)	(12,047)
Interest expense			5,572	4,666	18,686	13,477
Interest paid			(2,439)	(671)	(16,099)	(9,484)
Changes in working capital balances from continuing operations	15	(b)	1,862	5,517	(4,604)	1,226

Cash provided by operating activities from continuing operations			19,633	38,468	48,313	92,378
Cash provided by (used in) operating activities from discontinued operations			(14,399)	3,037	5,626	7,447

Cash provided by operating activities			5,234	41,505	53,939	99,825

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		3,761	—	24,543	10,272
Capital expenditures			(13,115)	(6,010)	(28,048)	(22,791)
Business acquisitions (net of cash acquired of $375)			—	(21,531)	—	(44,626)
Acquisition of development lands			—	—	—	(14,203)
Acquisition deposits			—	(8,953)	—	(8,953)
Fixed asset additions			(33)	(17)	(350)	(338)
Proceeds from notes receivable			—	3,638	—	7,355
Increase in other assets			(91)	(576)	(142)	(659)
Cash provided by (used in) investing activities from discontinued operations	3,14		(5,076)	—	104,370	—

Cash provided by (used in) investing activities			(14,554)	(33,449)	100,373	(73,943)

FINANCING ACTIVITIES
Distributions paid			(25,811)	(24,644)	(77,394)	(65,686)
Proceeds from units issued			—	—	1,781	3,116
Proceeds from unsecured debentures	5		250,000	—	250,000	—
Repayment of unsecured debentures	5		(265,000)	—	(265,000)	—
Proceeds from secured long-term debt			2,032	—	10,899	—
Repayment of secured long-term debt			(85)	—	(140)	—
Proceeds from bank indebtedness			—	30,146	—	129,095
Repayments of bank indebtedness			(43,489)	—	(54,740)	(68,903)
Financing costs paid			(1,600)	(355)	(1,831)	(1,085)
Contributions from non-controlling interests			431	101	519	1,587
Distributions to non-controlling interests			(63)	(66)	(176)	(134)

Cash provided by (used in) financing activities			(83,585)	5,182	(136,082)	(2,010)

Effect of exchange rate changes on cash and cash equivalents			(294)	550	(1,201)	2,017

Net increase (decrease) in cash and cash equivalents during the period			(93,199)	13,788	17,029	25,889
Cash and cash equivalents, beginning of period			205,748	63,174	95,520	51,073

Cash and cash equivalents, end of period			$112,549	$76,962	$112,549	$76,962

See accompanying notes

40    Granite REIT      2014

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2014 and December 31, 2013 and for the three and nine month periods ended September 30, 2014 and 2013 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust owns approximately 30.0 million square feet in over 100 rental income properties. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 5, 2014.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and nine month periods ended September 30, 2014 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2013.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries

Granite REIT      2014    41

  continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   New Standards, Interpretations and Amendments Adopted by the Trust

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective January 1, 2014. The Trust applies for the first time certain standards and amendments that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below.

  There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's condensed combined financial statements.

  In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, realty taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's condensed combined financial statements.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

42    Granite REIT      2014

3.     INVESTMENT PROPERTIES

As at	September 30, 2014	December 31, 2013
Income-Producing Properties	$2,220,607	$2,325,583
Properties and Land Under Development	16,607	18,108
Land Held For Development	—	8,206

	$2,237,214	$2,351,897

Changes in investment properties are shown in the following table:

As at	September 30, 2014			December 31, 2013
	Income Producing Properties	Properties and Land Under Development	Land Held For Development	Income Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,325,583	$18,108	$8,206	$1,941,936	$1,761	$—
Additions
— Capital expenditures	13,176	13,731	816	13,152	14,584	278
— Acquisitions	—	—	—	269,154	7,461	9,508
— Land under development	—	9,034	(9,034)	—	—	—
— Completed projects	24,762	(24,762)	—	6,364	(6,364)	—
— Tenant allowances	44,492	—	—	—	—	—
Fair value losses, net	(33,831)	—	—	(23,297)	—	(1,927)
Foreign currency translation, net	(12,196)	496	12	135,428	666	347
Disposals	(138,423)	—	—	(17,447)	—	—
Other changes	(2,956)	—	—	293	—	—

Balance, end of period	$2,220,607	$16,607	$—	$2,325,583	$18,108	$8,206

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to certain closing adjustments and associated selling costs. The Trust has presented the results of the Mexican portfolio as discontinued operations in the condensed combined financial statements (note 14). In addition, during the nine months ended September 30, 2014, the Trust disposed of a further three income-producing properties located in the United States and Germany, for aggregate gross proceeds of $24.7 million and incurred a $0.2 million loss on disposal due to the associated selling costs. The fair value loss during the nine months ended September 30, 2014, excluding the three properties sold in the period, was $34.5 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values.

Granite REIT      2014    43

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

As at	September 30, 2014			December 31, 2013
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.75%	8.50%	6.50%	7.76%
Terminal cap rate	8.50%	5.75%	7.24%	8.50%	5.75%	7.26%
United States
Discount rate	14.00%	7.25%	9.29%	14.00%	7.30%	9.35%
Terminal cap rate	13.00%	6.75%	9.14%	13.00%	7.25%	9.24%
Mexico
Discount rate	—	—	—	13.25%	11.75%	12.91%
Terminal cap rate	—	—	—	13.75%	11.25%	12.95%
Germany
Discount rate	9.50%	6.20%	8.28%	9.25%	6.20%	8.15%
Terminal cap rate	9.50%	7.50%	8.47%	9.25%	7.50%	8.37%
Austria
Discount rate	9.00%	8.25%	8.47%	8.75%	8.25%	8.38%
Terminal cap rate	9.50%	8.75%	8.97%	9.25%	8.75%	8.87%
Netherlands
Discount rate	9.21%	6.84%	8.39%	9.21%	6.84%	8.39%
Terminal cap rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Other
Discount rate	10.75%	8.75%	9.79%	11.00%	9.25%	9.97%
Terminal cap rate	10.50%	8.35%	9.99%	10.50%	8.50%	10.19%

Included in investment properties is $11.6 million (December 31, 2013 — $11.2 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$201,413
Later than 1 year and not later than 5 years	643,133
Later than 5 years	318,181

$1,162,727

44    Granite REIT      2014

4.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2014	December 31, 2013
Deferred financing costs	$393	$433
Long-term receivables	525	525
Interest rate caps (note 6)	478	678
Deposits	465	322

	$1,861	$1,958

5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

As at		September 30, 2014		December 31, 2013
	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
4.613% Debentures	October 2, 2018	$198,418	$200,000	$198,129	$200,000
3.788% Debentures	July 5, 2021	248,487	250,000	—	—
6.05% Debentures	December 22, 2016	—	—	263,941	265,000

		$446,905	$450,000	$462,070	$465,000

  On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of the Trust, issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year, commencing on January 5, 2015. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 6.05% debentures (the "2016 Debentures").

  On August 5, 2014 (the "Redemption Date"), Granite LP redeemed all of the outstanding 2016 Debentures for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to the Redemption Date of $2.0 million. For the three and nine month periods ended September 30, 2014, the Trust recorded costs on the early redemption of the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the 2016 Debentures.

(b)   Cross currency interest rate swaps

As at	September 30, 2014	December 31, 2013
2018 Cross Currency Interest Rate Swap — fair value	$6,642	$11,003
2021 Cross Currency Interest Rate Swap — fair value	4,111	—

	$10,753	$11,003

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the

Granite REIT      2014    45

  debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and nine month periods ended September 30, 2014, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps that are related to fair value are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

6.     SECURED LONG-TERM DEBT

(a)   Secured long-term debt consists of:

As at				September 30, 2014		December 31, 2013
	Maturity Date	Interest Rate		U.S. $ Outstanding(2)	Cdn $ Outstanding(2)	U.S. $ Outstanding(2)	Cdn $ Outstanding(2)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(1)	$23,743	$26,611	$23,713	$25,221
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(1)	12,424	13,925	12,541	13,338
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%		13,102	14,685	3,099	3,297

				$49,269	$55,221	$39,353	$41,856
Less: due within one year				578	647	—	—

				$48,691	$54,574	$39,353	$41,856

(1)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgage thereby limiting the interest rate exposure to a maximum of 4%.
(2)
The amounts outstanding are net of transaction costs.

  The mortgages and construction loans are recourse only to the properties acquired. Those properties have a fair value of $70.9 million at September 30, 2014 and are pledged as collateral. The 2016 Construction Loan is also secured by a first mortgage lien on the property having a fair value of $26.0 million.

(b)   2017 Construction Loan

  On June 20, 2014, Granite entered into a construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to land that was previously held for development. The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2014, no amount had been drawn under the 2017 Construction Loan.

46    Granite REIT      2014

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	September 30, 2014	December 31, 2013
Contingent consideration	$4,090	$3,777
Tenant allowance payable	6,456	—

	$10,546	$3,777

Contingent consideration was recognized in connection with acquisitions completed in 2013 and is expected to be settled during 2018. The amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2015 with the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At September 30, 2014, the Trust had no amounts drawn under the Credit Facility and $1.3 million in letters of credit issued against the Credit Facility. During the three month period ended September 30, 2014, U.S. $40.0 million was repaid under the Credit Facility.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2014	December 31, 2013
Accounts payable	$5,375	$5,828
Accrued salaries and wages	3,215	4,771
Accrued interest payable	7,032	2,708
Accrued construction payable	6,796	7,141
Accrued acquisition costs	—	1,733
Accrued stapled unit options	197	356
Accrued deferred stapled units	2,270	1,395
Accrued trustee/director unit-based compensation	4,093	3,291
Deposits related to potential dispositions	2,972	—
Other accrued liabilities	4,499	5,955

	$36,449	$33,178

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2014 were $25.8 million (2013 — $24.6 million) or 54.9 cents per stapled unit (2013 — 52.5 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2014 were $77.4 million (2013 — $73.9 million) or $1.65 per stapled unit (2013 — $1.58 per stapled unit). Distributions payable at September 30, 2014 of $8.6 million, representing the September 2014 distribution, were paid on

Granite REIT      2014    47

October 15, 2014. On October 16, 2014, distributions of 18.3 cents per stapled unit were declared and will be paid on November 14, 2014.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	100	$33.92	205	$32.01
Exercised	(50)	35.62	(50)	31.85

Options outstanding and exercisable, March 31	50	32.21	155	32.07
Exercised	—	—	(55)	28.70

Options outstanding and exercisable, June 30 and September 30	50	$32.21	100	$33.92

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs"), which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	87	$32.92	61	$30.95
Granted	6	39.46	6	38.74

DSUs outstanding, March 31	93	33.34	67	31.68
Granted	6	39.85	7	37.34

DSUs outstanding, June 30	99	33.72	74	32.21
Granted	5	39.53	6	36.82

DSUs outstanding, September 30	104	$34.01	80	$32.57

48    Granite REIT      2014

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	62	$37.42	38	$35.63
Granted	53	39.01	28	39.23
Settled	(19)	38.74	(4)	35.47

Stapled units outstanding, March 31	96	38.04	62	37.37
Granted	1	40.02	1	38.50

Stapled units outstanding, June 30	97	38.07	63	37.38
Granted	1	40.56	1	36.11

Stapled units outstanding, September 30	98	$38.10	64	$37.37

  During the three month period ended September 30, 2014, the Trust recognized unit-based compensation expense of $0.8 million (2013 — $0.7 million), which includes a $0.3 million expense (2013 — $0.3 million) pertaining to the DSP plans, a $0.5 million expense (2013 — $0.3 million) pertaining to the Stapled Unit Plan and a net expense of nil (2013 — $0.1 million) related to the re-measurement of the Option Plan liability in the period.

  During the nine month period ended September 30, 2014, the Trust recognized unit-based compensation expense of $2.4 million (2013 — $1.4 million), which includes a $0.8 million expense (2013 — $0.7 million) pertaining to the DSP plans, a $1.6 million expense (2013 — $0.7 million) pertaining to the Stapled Unit Plan and a net expense of nil (2013 — nil) related to the re-measurement of the Option Plan liability in the period.

(b)   Accumulated Other Comprehensive Income (Loss)

  Accumulated other comprehensive income (loss) consists of the following:

As at September 30,	2014	2013
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests	$86,793	$45,847
Losses on derivatives designated as net investment hedges	(12,483)	—

	$74,310	$45,847

Granite REIT      2014    49

12.  COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Non-recoverable from tenants:
Property taxes and utilities	$166	$319	$911	$877
Legal	138	348	899	869
Environmental and appraisals	109	225	430	699
Repairs and maintenance	185	136	418	358
Other	263	56	826	239

	$861	$1,084	$3,484	$3,042

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Recoverable from tenants:
Property taxes and utilities	$419	$217	$898	$431
Repairs and maintenance	114	39	285	107
Other	18	121	623	261

	$551	$377	$1,806	$799

(b)
General and administrative expenses consist of:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Salaries and benefits	$3,744	$3,366	$11,568	$9,440
Audit, legal and consulting	736	770	3,235	2,585
REIT conversion and reorganization related costs	—	315	—	2,312
Trustee/director fees and related expenses	447	554	1,473	1,355
Other	1,069	909	3,405	3,293

	$5,996	$5,914	$19,681	$18,985

50    Granite REIT      2014

(c)
Interest expense and other financing costs, net consist of:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest, accretion and costs on debentures	$5,137	$4,096	$17,352	$12,289
Interest on mortgages payable	426	261	1,096	599
Amortization of deferred financing costs	106	115	291	489
Other interest and accretion charges	373	388	1,239	883

	6,042	4,860	19,978	14,260
Capitalized interest	(52)	(48)	(80)	(110)
Interest income	(287)	(66)	(411)	(216)

	$5,703	$4,746	$19,487	$13,934

(d)
Fair value losses (gains) on financial instruments consist of:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Foreign exchange forward contracts, net	$167	$(101)	$(446)	$206
Interest rate caps	(43)	97	231	(62)

	$124	$(4)	$(215)	$144

13.  INCOME TAXES

(a)
The major components of the income tax expense (recovery) are:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Current income tax expense	$1,166	$573	$2,516	$6,545
Deferred income tax (recovery)	1,580	(102)	6,070	(40,138)

Income tax expense (recovery)	$2,746	$471	$8,586	$(33,593)

  Included in current income tax expense for the nine month period ended September 30, 2014 is $1.1 million arising from the disposition of a property in Germany.

Granite REIT      2014    51

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Income before income taxes	$6,459	$19,795	$50,890	$113,708

Expected income taxes at the Canadian statutory tax rate of 26.5% (2013 — 26.5%)	$1,712	$5,246	$13,486	$30,133
Income distributed and taxable to unitholders	792	(4,307)	(4,333)	(22,190)
Reversal of deferred tax liability upon REIT conversion and related reorganizations	—	—	—	(41,905)
Net foreign rate differentials	8	931	645	1,207
Net change in provisions for uncertain tax positions	403	(468)	(1,489)	(1,408)
Net permanent differences	(693)	(406)	(373)	(513)
Withholding taxes and other items	524	(525)	650	1,083

Income tax expense (recovery)	$2,746	$471	$8,586	$(33,593)

14.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the condensed combined financial statements.

Granite's results of operations from discontinued operations for the three and nine month periods ended September 30, 2014 and 2013, respectively, are as follows:

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Rental revenue		$—	$3,404	$7,079	$9,907
Operating costs and expenses		—	60	90	254
Fair value losses on investment properties, net		—	15,629	4	9,120

Income (loss) before income taxes		—	(12,285)	6,985	533
Income tax recovery (expense)		—	2,830	(1,702)	(177)

Income (loss) from discontinued operations before net gain on sale of disposed properties		—	(9,455)	5,283	356
Loss on sale of investment properties	3	—	—	(5,071)	—
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period		—	—	5,722	—
Income tax recovery		—	—	823	—

Net gain on sale of disposed properties		—	—	1,474	—

Net income (loss) from discontinued operations		$—	$(9,455)	$6,757	$356

During the third quarter of 2014, Granite paid $5.1 million of current income tax instalments associated with the sale of the portfolio of Mexican properties.

52    Granite REIT      2014

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Straight-line rent adjustment	$1,260	$300	$3,188	$1,097
Unit-based compensation expense	770	702	2,414	1,365
Fair value losses (gains) on investment properties	4,704	9,436	33,827	(13,716)
Depreciation and amortization	171	115	443	337
Fair value losses (gains) on financial instruments	124	(4)	(215)	144
Gain on settlement of Meadows note	—	—	—	(5,143)
Loss on sale of investment properties	80	—	262	328
Amortization of issuance costs and discount accretion of debentures	1,069	101	1,474	295
Amortization of deferred financing costs	106	115	291	489
Foreign exchange on note receivable	—	53	—	(114)
Deferred income taxes	1,580	(102)	6,070	(40,138)
Other	329	(501)	(440)	416

	$10,193	$10,215	$47,314	$(54,640)

(b)
Changes in working capital balances are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Accounts receivable	$(418)	$(490)	$(775)	$462
Prepaid expenses and other	(459)	(757)	(430)	(361)
Accounts payable and accrued liabilities	1,831	6,260	(2,526)	1,496
Deferred revenue	908	445	(873)	(893)
Restricted cash	—	59	—	522

	$1,862	$5,517	$(4,604)	$1,226

(c)
Non-cash financing activities

  During the nine month period ended September 30, 2014, 19 thousand stapled units (2013 — 4 thousand stapled units) with a value of $0.7 million (2013 — $0.2 million) were issued under the Stapled Unit Plan.

Granite REIT      2014    53

16.  FAIR VALUE

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at September 30, 2014:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$478	(1)	$525	(2)	$525	$1,003	$1,003
Accounts receivable	—		3,142		3,142	3,142	3,142
Prepaid expenses and other	569	(3)	—		—	569	569
Restricted cash	—		4,821		4,821	4,821	4,821
Cash and cash equivalents	—		112,549		112,549	112,549	112,549

	$1,047		$121,037		$121,037	$122,084	$122,084

Financial liabilities
Unsecured debentures, net	$—		$446,905		$463,209	$446,905	$463,209
Cross currency interest rate swaps	10,753		—		—	10,753	10,753
Secured long-term debt	—		55,221		55,221	55,221	55,221
Other non-current liabilities	—		10,546		10,546	10,546	10,546
Accounts payable and accrued liabilities	123	(4)	36,326		36,326	36,449	36,449
Distributions payable	—		8,604		8,604	8,604	8,604

	$10,876		$557,602		$573,906	$568,478	$584,782

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

54    Granite REIT      2014

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2013:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$678	(5)	$525	(6)	$525	$1,203	$1,203
Accounts receivable	—		2,491		2,491	2,491	2,491
Restricted cash	—		4,360		4,360	4,360	4,360
Cash and cash equivalents	—		95,520		95,520	95,520	95,520

	$678		$102,896		$102,896	$103,574	$103,574

Financial liabilities
Unsecured debentures, net	$—		$462,070		$485,558	$462,070	$485,558
Cross currency interest rate swap	11,003		—		—	11,003	11,003
Secured long-term debt	—		41,856		41,856	41,856	41,856
Other non-current liabilities	—		3,777		3,777	3,777	3,777
Bank indebtedness	—		53,180		53,180	53,180	53,180
Accounts payable and accrued liabilities	—		33,178		33,178	33,178	33,178
Distributions payable	—		8,591		8,591	8,591	8,591

	$11,003		$602,652		$626,140	$613,655	$637,143

(5)
Interest rate caps included in other assets.
(6)
Long-term receivables included in other assets.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loan payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At September 30, 2014, the Trust held seven foreign exchange forward contracts (December 31, 2013 — no contracts outstanding). The foreign exchange contracts are comprised of four contracts to purchase $16.1 million and sell euro 11.0 million and three contracts to purchase $6.6 million and sell U.S. $6.0 million. For the three and nine month periods ended September 30, 2014, the Trust recorded a net fair value loss of $0.2 million (2013 — fair value gain of $0.1 million) and a net fair value gain of $0.4 million (2013 — fair value loss of $0.2 million), respectively.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at September 30, 2014 was $0.5 million.

Granite REIT      2014    55

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Interest rate caps included in other assets	$—	$478	$—
Foreign exchange forward contracts included in prepaid expenses and other	—	569	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	463,209	—	—
Cross currency interest rate swaps	—	10,753	—
Other non-current liabilities	—	—	10,546
Secured long-term debt	—	55,221	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	123	—

Net Assets (Liabilities) measured at fair value	$(463,209)	$(65,050)	$(10,546)

As at December 31, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Interest rate caps included in other assets	$—	$678	$—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	485,558	—	—
Cross currency interest rate swap	—	11,003	—
Other non-current liabilities	—	—	3,777
Secured long-term debt	—	41,856	—
Bank indebtedness	—	53,180	—

Net Assets (Liabilities) measured at fair value	$(485,558)	$(105,361)	$(3,777)

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of

56    Granite REIT      2014

  each reporting period. For the three and nine month periods ended September 30, 2014 and the year ended December 31, 2013, there were no transfers between the levels.

17.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,237,214			$2,237,214
Deferred tax assets	7,972			7,972
Investment in Granite LP	—	4	(4)	—
Other non-current assets	3,703			3,703

	2,248,889	4	(4)	2,248,889
Current assets:
Other current assets	11,549	82		11,631
Intercompany receivable	—	3,655	(3,655)	—
Cash and cash equivalents	112,549			112,549

Total assets	$2,372,987	3,741	(3,659)	$2,373,069

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$446,905			$446,905
Cross currency interest rate swaps	10,753			10,753
Deferred tax liabilities	157,498			157,498
Other non-current liabilities	65,120			65,120

	680,276			680,276
Current liabilities:
Intercompany payable	3,655		(3,655)	—
Other current liabilities	60,448	3,737		64,185

Total liabilities	744,379	3,737	(3,655)	744,461

Equity:
Stapled unitholders' equity	1,622,498	4		1,622,502
Non-controlling interests	6,110		(4)	6,106

Total liabilities and stapled unitholders' equity	$2,372,987	3,741	(3,659)	$2,373,069

Granite REIT      2014    57

Balance Sheet	As at December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,351,897			$2,351,897
Deferred tax assets	8,173			8,173
Investment in Granite LP	—	2	(2)	—
Other non-current assets	3,896			3,896

	2,363,966	2	(2)	2,363,966
Current assets:
Other current assets	9,147			9,147
Intercompany receivable	—	850	(850)	—
Cash and cash equivalents	95,520			95,520

Total assets	$2,468,633	852	(852)	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$462,070			$462,070
Cross currency interest rate swap	11,003			11,003
Deferred tax liabilities	166,622			166,622
Other non-current liabilities	45,633			45,633

	685,328			685,328
Current liabilities:
Bank indebtedness	53,180			53,180
Intercompany payable	850		(850)	—
Other current liabilities	52,765	850		53,615

Total liabilities	792,123	850	(850)	792,123

Equity:
Stapled unitholders' equity	1,671,225	2		1,671,227
Non-controlling interests	5,285		(2)	5,283

Total liabilities and stapled unitholders' equity	$2,468,633	852	(852)	$2,468,633

58    Granite REIT      2014

Income Statement	Three months ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$51,301			$51,301
General and administrative expenses	5,996			5,996
Interest expense and other financing costs, net	5,703			5,703
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses (income), net	(345)			(345)
Share of income of Granite LP	—			—
Fair value losses on investment properties, net	4,704			4,704
Fair value losses on financial instruments	124			124
Loss on sale of investment properties	80			80

Income before income taxes	6,459	—	—	6,459
Income tax expense	2,746			2,746

Net income	3,713	—	—	3,713
Less net income attributable to non-controlling interests	77			77

Net income attributable to stapled unitholders	$3,636	—	—	$3,636

Granite REIT      2014    59

Income Statement	Three months ended September 30, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$47,565			$47,565
General and administrative expenses	5,914			5,914
Interest expense and other financing costs, net	4,746			4,746
Other costs and expenses	1,976			1,976
Share of income of Granite LP	—			—
Fair value losses on investment properties, net	9,436			9,436
Fair value gains on financial instruments	(4)			(4)
Acquisition transaction costs	5,702			5,702

Income before income taxes	19,795	—	—	19,795
Income tax expense	471			471

Net income from continuing operations	19,324	—	—	19,324
Net loss from discontinued operations	(9,455)			(9,455)

Net income	9,869	—	—	9,869

Less net income attributable to non-controlling interests	78			78

Net income attributable to stapled unitholders	$9,791	—	—	$9,791

60    Granite REIT      2014

Income Statement	Nine months ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$156,394			$156,394
General and administrative expenses	19,681			19,681
Interest expense and other financing costs, net	19,487			19,487
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses	3,882			3,882
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value losses on investment properties, net	33,827			33,827
Fair value gains on financial instruments	(215)			(215)
Loss on sale of investment properties	262			262

Income before income taxes	50,890	2	(2)	50,890
Income tax expense	8,586			8,586

Net income from continuing operations	42,304	2	(2)	42,304
Net income from discontinued operations	6,757			6,757

Net income	49,061	2	(2)	49,061

Less net income attributable to non-controlling interests	304		(2)	302

Net income attributable to stapled unitholders	$48,757	2	—	$48,759

Granite REIT      2014    61

Income Statement	Nine months ended September 30, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$138,662			$138,662
General and administrative expenses	18,985			18,985
Interest expense and other financing costs, net	13,934			13,934
Other costs and expenses	3,927			3,927
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(13,716)			(13,716)
Fair value losses on financial instruments	144			144
Loss on sale of investment property	328			328
Acquisition transaction costs	6,495			6,495
Gain on Meadows holdback	(5,143)			(5,143)

Income before income taxes	113,708	2	(2)	113,708
Income tax recovery	(33,593)			(33,593)

Net income from continuing operations	147,301	2	(2)	147,301
Net income from discontinued operations	356			356

Net income	147,657	2	(2)	147,657

Less net income attributable to non-controlling interests	29		(2)	27

Net income attributable to stapled unitholders	$147,628	2	—	$147,630

62    Granite REIT      2014

Statement of Cash Flows	Three months ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$3,713			$3,713
Items not involving current cash flows	10,193			10,193
Current income tax expense	1,166			1,166
Income taxes paid	(434)			(434)
Interest expense	5,572			5,572
Interest paid	(2,439)			(2,439)
Changes in working capital balances from continuing operations	3,191	(1,329)	—	1,862

Cash provided by (used in) operating activities from continuing operations	20,962	(1,329)	—	19,633
Cash used in operating activities from discontinued operations	(14,399)			(14,399)

Cash provided by (used in) operating activities	6,563	(1,329)	—	5,234

INVESTING ACTIVITIES
Investment property capital additions	(13,115)			(13,115)
Other investing activities	(1,439)			(1,439)

Cash used in investing activities	(14,554)	—	—	(14,554)

FINANCING ACTIVITIES
Distributions paid	(25,811)			(25,811)
Other financing activities	(57,774)			(57,774)

Cash used in financing activities	(83,585)	—	—	(83,585)

Effect of exchange rate changes	(294)			(294)

Net decrease in cash and cash equivalents during the period	$(91,870)	(1,329)	—	$(93,199)

Granite REIT      2014    63

Statement of Cash Flows	Three months ended September 30, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$19,324			$19,324
Items not involving current cash flows	10,215			10,215
Current income tax expense	573			573
Income taxes paid	(1,156)			(1,156)
Interest expense	4,666			4,666
Interest paid	(671)			(671)
Changes in working capital balances from continuing operations	5,494	23	—	5,517

Cash provided by operating activities from continuing operations	38,445	23	—	38,468
Cash provided by operating activities from discontinued operations	3,037			3,037

Cash provided by operating activities	41,482	23	—	41,505

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $375)	(21,531)			(21,531)
Acquisition deposits	(8,953)			(8,953)
Investment property capital additions	(6,010)			(6,010)
Other investing activities	3,045			3,045

Cash used in investing activities	(33,449)	—	—	(33,449)

FINANCING ACTIVITIES
Distributions paid	(24,644)			(24,644)
Other financing activities	29,826			29,826

Cash provided by financing activities	5,182	—	—	5,182

Effect of exchange rate changes	550			550

Net increase in cash and cash equivalents during the period	$13,765	23	—	$13,788

64    Granite REIT      2014

Statement of Cash Flows	Nine months ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$42,304	2	(2)	$42,304
Items not involving current cash flows	47,314	(2)	2	47,314
Tenant allowance	(37,769)			(37,769)
Current income tax expense	2,516			2,516
Income taxes paid	(4,035)			(4,035)
Interest expense	18,686			18,686
Interest paid	(16,099)			(16,099)
Changes in working capital balances from continuing operations	(4,604)	—	—	(4,604)

Cash provided by operating activities from continuing operations	48,313	—	—	48,313
Cash provided by operating activities from discontinued operations	5,626			5,626

Cash provided by operating activities	53,939	—	—	53,939

INVESTING ACTIVITIES
Investment property capital additions	(28,048)			(28,048)
Other investing activities	24,051			24,051
Cash provided by investing activities from discontinued operations	104,370			104,370

Cash provided by investing activities	100,373	—	—	100,373

FINANCING ACTIVITIES
Distributions paid	(77,394)			(77,394)
Other financing activities	(58,688)			(58,688)

Cash used in financing activities	(136,082)	—	—	(136,082)

Effect of exchange rate changes	(1,201)			(1,201)

Net increase in cash and cash equivalents during the period	$17,029	—	—	$17,029

Granite REIT      2014    65

Statement of Cash Flows	Nine months ended September 30, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$147,301	2	(2)	$147,301
Items not involving current cash flows	(54,640)	(2)	2	(54,640)
Current income tax expense	6,545			6,545
Income taxes paid	(12,047)			(12,047)
Interest expense	13,477			13,477
Interest paid	(9,484)			(9,484)
Changes in working capital balances from continuing operations	1,198	28	—	1,226

Cash provided by operating activities from continuing operations	92,350	28	—	92,378
Cash provided by operating activities from discontinued operations	7,447			7,447

Cash provided by operating activities	99,797	28	—	99,825

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $375)	(44,626)			(44,626)
Acquisition deposits	(8,953)			(8,953)
Investment property capital additions	(36,994)			(36,994)
Other investing activities	16,630			16,630

Cash used in investing activities	(73,943)	—	—	(73,943)

FINANCING ACTIVITIES
Distributions paid	(65,686)			(65,686)
Other financing activities	63,676			63,676

Cash used in financing activities	(2,010)	—	—	(2,010)

Effect of exchange rate changes	2,017			2,017

Net increase in cash and cash equivalents during the period	$25,861	28	—	$25,889

18.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide

66    Granite REIT      2014

  no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At September 30, 2014, the Trust's contractual commitments related to construction and development projects amounted to approximately $14.2 million.

(c)
At September 30, 2014, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$429
Later than 1 year and not later than 5 years	942
Later than 5 years	299

$1,670

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively.

Granite REIT      2014    67

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2013 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.1
GRANITE ANNOUNCES 2014 THIRD QUARTER RESULTS